                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-75576

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 30, 2002)

                                4,000,000 SHARES

                           (ATMOS ENERGY CORP. LOGO)

                            ATMOS ENERGY CORPORATION
                                  COMMON STOCK
                             ----------------------

               Atmos Energy Corporation is selling all of the shares.

               The shares trade on the New York Stock Exchange under the symbol "ATO." On June 17, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $25.31 per share.
                             ----------------------

                                                                          PER SHARE          TOTAL
                                                                          ---------          -----
            Public offering price.......................................     $25.31       $101,240,000
            Underwriting discount.......................................    $1.0124         $4,049,600
            Proceeds, before expenses, to Atmos.........................   $24.2976        $97,190,400

               The underwriters may also purchase up to an additional 600,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The shares will be ready for delivery on or about June 23, 2003.

                             ----------------------

MERRILL LYNCH & CO.
              UBS INVESTMENT BANK
                            A.G. EDWARDS & SONS, INC.
                                        EDWARD D. JONES & CO., L.P.

                             ----------------------

            The date of this prospectus supplement is June 18, 2003.

     We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of any securities other than the shares. This document is in two parts. The first part is this prospectus supplement, which describes specific terms of this offering and other matters relating to us and our financial condition. The second part is the accompanying prospectus dated January 30, 2002, which gives more general information about securities we may offer from time to time, some of which may not apply to the shares we are currently offering. If the description of the offering or our operations varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference, is accurate as of the date of such document only.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Incorporation by Reference..................................    ii
Cautionary Statement Regarding Forward-Looking Statements...   iii
Prospectus Supplement Summary...............................   S-1
Use of Proceeds.............................................   S-4
Market Price of Common Stock and Dividends..................   S-4
Capitalization..............................................   S-6
Business....................................................   S-7
Description of Common Stock.................................  S-13
Underwriting................................................  S-17
Legal Matters...............................................  S-19
Experts.....................................................  S-19

                            PROSPECTUS

Cautionary Statement Regarding Forward-Looking Statements...    ii
Atmos Energy Corporation....................................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges..........................     2
Securities We May Issue.....................................     2
Description of Debt Securities..............................     3
Description of Common Stock.................................    18
Plan of Distribution........................................    20
Legal Matters...............................................    21
Experts.....................................................    21
Where You Can Find More Information.........................    21
Incorporation of Certain Documents by Reference.............    22

                             ----------------------

     The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the shares, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus supplement and the accompanying prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this document. We incorporate by reference the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of our offering of securities.

     This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not included or delivered with this document. These documents contain important information about us and our financial condition.

     - Our annual report on Form 10-K for the year ended September 30, 2002;

     - Our proxy statement dated December 27, 2002;

     - Our quarterly reports on Forms 10-Q and 10-Q/A for the quarterly periods ended December 31, 2002 and March 31, 2003; and

     - Our current reports on Forms 8-K and 8-K/A filed with the SEC on December 16, 2002, December 18, 2002, and January 16, 2003.

     You may obtain a copy of any of these filings from us without charge by requesting it in writing or by telephone from us at the following address or telephone number:

                            ATMOS ENERGY CORPORATION
                           1800 Three Lincoln Centre
                                5430 LBJ Freeway
                              Dallas, Texas 75240
                           Attention: Susan C. Kappes
                                 (972) 934-9227

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus supplement that are not statements of historical fact are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those stated. Important factors that could cause future results to differ include, but are not limited to:

     - warmer than normal weather in our service territories, or other weather conditions, that would be adverse to our business;

     - national, regional and local economic conditions;

     - competition from other energy suppliers and alternative forms of energy;

     - regulatory and business trends and decisions, including the impact of pending rate proceedings before various state regulatory commissions;

     - successful completion, financing and integration of acquisitions;

     - the effects of inflation on operating expenses and asset replacement costs;

     - changes in the availability and prices of natural gas, including the volatility of natural gas prices;

     - hedging and market risk factors;

     - further deregulation or "unbundling" of the natural gas distribution industry; and

     - other factors discussed in this prospectus supplement and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal," "seek," "strategy" or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. For further factors you should consider, please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the fiscal year ended September 30, 2002 and our quarterly reports on Forms 10-Q and 10-Q/A for the quarterly periods ended December 31, 2002 and March 31, 2003.

                             ----------------------

     The terms "we," "our" and "us" refer to Atmos Energy Corporation unless the context suggests otherwise. The term "you" refers to a prospective investor. The abbreviations "Mcf," "MMcf" and "Bcf" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary in conjunction with the more detailed information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                            ATMOS ENERGY CORPORATION

     We distribute and sell natural gas to approximately 1.7 million residential, commercial, public authority and industrial customers. We operate through six divisions covering service areas located in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, Texas and Virginia. In addition, we transport natural gas for others through our distribution system.

     We provide natural gas management and marketing services to industrial customers, municipalities and other local distribution companies. We own or hold an interest in natural gas storage fields in Kansas, Kentucky, Louisiana and Mississippi to supplement natural gas used by our customers. We also market natural gas to industrial and agricultural customers primarily in West Texas and to industrial customers in Louisiana. In addition, we construct electrical power generating plants and associated facilities and sell or lease them to municipalities and industrial customers.

     Our operations are divided into three segments:

     - the utility segment, which includes our related natural gas distribution and sales operations,

     - the natural gas marketing segment, which includes a variety of natural gas management services, and

     - our other non-utility segment, which includes all of our other non-utility operations.

     Our utility segment currently operates in 12 states. Our natural gas marketing and other non-utility segments currently operate in 18 states.

                                    STRATEGY

     Our overall strategy is to:

     - continue to manage our utility operations efficiently,

     - profitably grow our non-utility operations to complement our utility operations,

     - profitably grow our business through acquisitions, and

     - deliver superior shareholder value.

     We have run our operations efficiently by managing our operating and maintenance expenses; leveraging our technology, such as our 24 hour call center, to achieve more efficient operations; focusing on regulatory rate proceedings to increase revenue; mitigating weather-related risks through weather normalized rates in some jurisdictions and purchasing weather insurance in others; and disposing of non-growth assets.

     We have grown our non-utility operations by increasing our non-regulated gas sales and entering into new non-utility businesses, such as construction of electrical power generation facilities for municipalities and industrial customers.

     We have grown our utility business by acquiring natural gas operations, such as our acquisition of Mississippi Valley Gas Company in December 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (dollars in thousands, except per share data)

     The following table presents our selected consolidated financial data for the periods and as of the dates indicated. The selected consolidated financial data for our fiscal years 2002, 2001, 2000, 1999 and 1998 are derived from our audited consolidated financial statements. Some prior year amounts have been reclassified to conform with the current year presentation. The selected consolidated financial data for the six months ended March 31, 2003 and 2002 are derived from our unaudited consolidated financial statements. Because of seasonal and other factors, the results of operations for the six month periods are not indicative of results of operations for the entire fiscal years.

     The information in the following table is only a summary and does not provide all of the information contained in our financial statements. Therefore, you should read the information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in our annual report for the fiscal year ended September 30, 2002, and our quarterly reports for the quarterly periods ended December 31, 2002 and March 31, 2003, which are incorporated by reference in this prospectus supplement.

INCOME STATEMENT DATA

                              SIX MONTHS ENDED
                                  MARCH 31                              YEAR ENDED SEPTEMBER 30
                           -----------------------   --------------------------------------------------------------
                              2003         2002         2002         2001         2000         1999         1998
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 (UNAUDITED)
Operating revenues.......  $1,101,908   $  650,823   $  950,849   $1,442,275   $  850,152   $  690,196   $  848,208
Operating expenses.......     179,632      146,236      275,809      244,927      240,390      245,555      218,957
Operating income.........     160,502      129,779      155,331      130,281       85,316       54,239      112,879
Net income...............      74,325       62,011       59,656       56,090       35,918       17,744       55,265
Diluted net income per
  share..................  $     1.68   $     1.51   $     1.45   $     1.47   $     1.14   $     0.58   $     1.84
Cash dividends per
  share..................         .60          .59         1.18         1.16         1.14         1.10         1.06

BALANCE SHEET DATA

                               AS OF MARCH 31                              AS OF SEPTEMBER 30
                           -----------------------   --------------------------------------------------------------
                              2003         2002         2002         2001         2000         1999         1998
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 (UNAUDITED)
Total assets.............  $2,570,478   $1,960,402   $1,980,221   $2,036,180   $1,348,758   $1,230,537   $1,141,390
Debt
  Long-term debt.........  $  864,228   $  678,985   $  670,463   $  692,399   $  363,198   $  377,483   $  398,548
  Short-term debt........      38,857       62,974      167,771      221,942      267,613      186,152      124,183
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total debt.......  $  903,085   $  741,959   $  838,234   $  914,341   $  630,811   $  563,635   $  522,731
Shareholders' equity.....  $  707,729   $  630,879   $  573,235   $  583,864   $  392,466   $  377,663   $  371,158

                                  THE OFFERING

Common stock offered by us..........     4,000,000 shares

Shares outstanding after the
offering............................     49,904,068 shares

Use of proceeds.....................     We estimate that our net proceeds from
                                         this offering, without exercise of the
                                         overallotment option, will be
                                         approximately $96.8 million. We intend
                                         to use these net proceeds for general
                                         corporate purposes, including to repay
                                         short-term debt and to provide
                                         additional funding for our pension
                                         plan.

NYSE symbol.........................     ATO

     The number of shares outstanding after the offering is based on our shares outstanding on June 17, 2003. This number excludes 1,932,433 shares reserved for issuance under outstanding options and share unit awards as of March 31, 2003, up to 232,547 shares, not including dividend adjustments, which are potentially issuable in connection with our acquisition of Woodward Marketing in April 2001 and an estimated approximately 1,204,000 shares we propose to issue as part of the additional funding for our pension plan. This number assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell up to an additional 600,000 shares.

                                USE OF PROCEEDS

     We expect that we will receive net proceeds from this offering of approximately $96.8 million ($111.4 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We will use the net proceeds of this offering for general corporate purposes, including the following:

     - A portion of the proceeds will be used to repay all of the outstanding short-term debt under our commercial paper program. As of June 17, 2003, we had approximately $20.4 million of such commercial paper outstanding. The commercial paper had a weighted average annual interest rate of 1.3% and had a weighted average maturity of one day.

     - Approximately $20.1 million will be used to provide additional funding for our pension plan. This represents the balance of the cash component of $76.2 million in funding we intend to provide based on actuarial calculations as of June 13, 2003. We recently provided $26.1 million in cash funding, using the proceeds of short-term debt, and we propose to provide approximately $30 million of funding in common stock, or approximately 1,204,000 shares (estimated on the basis of the closing price of our shares as of June 13, 2003), to be issued to the trust for the pension plan. The amounts of the additional funding may change based on the actuarial calculations to be made and the price of our shares at the time of the additional funding. Because of the plan's underfunded status, we were required to fund the plan by a minimum of $5.4 million to meet ERISA requirements by June 30, 2003. We have decided to provide additional funding by such date in order to reduce the future funding requirements for the plan. As of September 30, 2002, we recorded a minimum pension liability of $39.4 million (net of applicable income taxes) as a charge to equity. The additional funding should decrease and may eliminate the need for a minimum pension liability. However, our projected pension liability and future funding requirements for the plan are subject to change, depending upon the actuarial value of plan assets from time to time and future benefit obligations as of subsequent calculation dates.

     - The remainder of the proceeds will be temporarily invested in short-term money market funds and then used as needed for other general corporate purposes, including capital spending and purchases of natural gas, which would otherwise have been financed with short-term debt under our commercial paper program.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange under the symbol "ATO". The following table indicates the high and low closing prices of our common stock, as reported by the New York Stock Exchange, and the dividends that we paid per share during the periods indicated.

                                                                                     CASH
                                                               HIGH     LOW     DIVIDENDS PAID
                                                              ------   ------   --------------
Quarter Ended or Ending
  June 30, 2003 (through June 17, 2003).....................  $25.45   $21.43       $.30
  March 31, 2003............................................   24.20    20.95        .30
  December 31,2002..........................................   23.63    20.70        .30
Quarter Ended
  September 30, 2002........................................  $22.75   $18.37       $.295
  June 30, 2002.............................................   24.46    21.25        .295
  March 31, 2002............................................   24.20    20.26        .295
  December 31, 2001.........................................   22.10    19.46        .295
Quarter Ended
  September 30, 2001........................................  $23.64   $19.79       $.29
  June 30, 2001.............................................   24.46    21.45        .29
  March 31, 2001............................................   25.25    21.50        .29
  December 31, 2000.........................................   26.25    19.31        .29

     The last reported sale price of our common stock on the New York Stock Exchange on June 17, 2003 was $25.31 per share.

     The quarterly dividends of $.30 per share paid during the first three quarters of fiscal 2003 would indicate an annual dividend rate for fiscal 2003 of $1.20 per share. However, additional dividends for fiscal 2003 have not been declared and dividends on our shares of common stock are payable at the discretion of our board of directors out of legally available funds. Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors.

                                 CAPITALIZATION

     The following table presents our short-term debt and capitalization as of March 31, 2003:

     - on an actual basis, and

     - on an adjusted basis, which gives effect to the issuance and sale of 4,000,000 shares in this offering at a public offering price of $25.31, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the application of a portion of the estimated net proceeds of the offering to repay short-term debt, as if the issuance and sale of the shares and the application of these net proceeds of the offering all occurred on March 31, 2003.

You should read this table in conjunction with the unaudited consolidated financial statements and related notes included in our quarterly report for the quarterly period ended March 31, 2003, which is incorporated by reference in this prospectus supplement.

                                                                    AS OF MARCH 31, 2003
                                                              ---------------------------------
                                                                ACTUAL     AS ADJUSTED(2)(3)(4)
                                                              ----------   --------------------
                                                                       (IN THOUSANDS)
Short-term debt
  Current portion of long-term debt.........................  $    9,157        $    9,157
  Other short-term debt.....................................      29,700             9,300
                                                              ----------        ----------
         Total short-term debt..............................  $   38,857        $   18,457
                                                              ==========        ==========

Long-term debt, less current portion........................  $  864,228        $  864,228
Shareholders' equity
  Common stock, no par value (stated at $.005 per share);
  100,000,000 shares authorized; 45,624,705 shares issued
  and outstanding...........................................         228               248
  Additional paid-in capital................................     595,381           692,171
  Retained earnings.........................................     154,299           154,299
  Accumulated other comprehensive loss......................     (42,179)          (42,179)
                                                              ----------        ----------
         Total shareholders' equity.........................     707,729           804,539
                                                              ----------        ----------
         Total capitalization(1)............................  $1,571,957        $1,668,767
                                                              ==========        ==========

---------------

(1) Total capitalization excludes short-term debt.

(2) This table does not include 1,932,433 shares of our common stock issuable upon exercise of outstanding options and share unit awards, up to 232,547 shares of our common stock, not including dividend adjustments, which are potentially issuable in connection with our acquisition of Woodward Marketing in April 2001, and up to 600,000 shares issuable upon the exercise of the underwriters' overallotment option.

(3) A portion of the net proceeds of the offering will be used to repay all of the outstanding short-term debt under our commercial paper program. As of June 17, 2003, we had approximately $20.4 million of commercial paper outstanding. The "As Adjusted" column reflects the repayment of $20.4 million, even though the amount of commercial paper outstanding as of March 31, 2003, was approximately $29.7 million.

(4) The "As Adjusted" column does not include the effect of the proposed issuance of approximately $30 million in common stock as part of the additional funding for our pension plan or any decrease to the minimum pension liability or accumulated other comprehensive loss as a result of the additional funding. We estimate that elimination of the recorded minimum liability associated with the underfunded status of our pension plan will require $76.2 million in cash and common stock funding, including cash funding we have recently made. If the full amount of the proposed funding is made, we believe, based on our latest estimates, that accumulated other comprehensive loss and total shareholders' equity will be positively adjusted by $39.4 million, the amount of the net minimum pension liability we previously recorded net of tax. However, the amount of the ultimate adjustment will depend on the actuarial values of plan assets and future benefit obligations as of our next actuarial valuation.

                                    BUSINESS

     We distribute and sell natural gas to approximately 1.7 million residential, commercial, public authority and industrial customers. We operate through six divisions covering service areas located in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, Texas and Virginia. In addition, we transport natural gas for others through our distribution system.

     We provide natural gas management and marketing services to industrial customers, municipalities and other local distribution companies. We own or hold an interest in natural gas storage fields in Kansas, Kentucky, Louisiana and Mississippi to supplement natural gas used by our customers. We also market natural gas to industrial and agricultural customers primarily in West Texas and to industrial customers in Louisiana. In addition, we construct electrical power generating plants and associated facilities and lease or sell them to municipalities and industrial customers.

     Our operations are divided into three segments:

     - the utility segment, which includes our related natural gas distribution and sales operations,

     - the natural gas marketing segment, which includes a variety of natural gas management services, and

     - our other non-utility segment, which includes all of our other non-utility operations.

     Our utility segment currently operates in 12 states. Our natural gas marketing and other non-utility segments currently operate in 18 states.

UTILITY SEGMENT OVERVIEW

     Our utility segment is operated through our six regulated natural gas divisions:

     - Atmos Energy Colorado-Kansas Division (formerly Greeley Gas Company),

     - Atmos Energy Kentucky Division (formerly Western Kentucky Gas Company),

     - Atmos Energy Louisiana Division (formerly Atmos Energy Louisiana Gas Company),

     - Atmos Energy Mid-States Division (formerly United Cities Gas Company),

     - Atmos Energy Texas Division (formerly Energas Company), and

     - Mississippi Valley Gas Company Division.

     Atmos Energy Colorado-Kansas Division. Our Colorado-Kansas division operates in Colorado, Kansas and a portion of Missouri and is regulated by the public service commissions of those states with respect to accounting, rates and charges, operating matters and the issuance of securities. We operate under terms of non-exclusive franchises granted by the various cities. We have recently received approval for weather normalization adjustments to our rates in Kansas. At March 31, 2003 and 2002, our Colorado-Kansas division had 219,140 and 214,193 utility meters in service. For the years ended September 30, 2002 and 2001, this division had total throughput of 33,554 and 37,797 MMcf. For the six months ended March 31, 2003 and 2002, this division had total throughput of 25,968 and 23,426 MMcf.

     Atmos Energy Kentucky Division. Our Kentucky division operates in Kentucky and is regulated by the Kentucky Public Service Commission with respect to utility services, rates, issuance of securities and other matters. We operate in the various incorporated cities under non-exclusive franchises granted by these cities. Sales of natural gas for use as vehicle fuel in Kentucky are unregulated. We have been operating under a performance-based rate program since July 1998. We also have weather normalization adjustments to our rates in Kentucky. At March 31, 2003 and 2002, our Kentucky division had 178,949 and 179,882 utility meters in service. For the years ended September 30, 2002 and 2001, this division had total throughput of 43,721 and 46,530 MMcf. For the six months ended March 31, 2003 and 2002, this division had total throughput of 32,056 and 28,260 MMcf.

     Atmos Energy Louisiana Division. Our Louisiana division includes the operations of the assets of Louisiana Gas Service Company acquired in July 2001 and our previously existing Trans La division. Our Louisiana division operates in Louisiana and is regulated by the Louisiana Public Service Commission with respect to regulated utility services, rates and other matters. In most of the areas in which we operate in Louisiana, we do so under non-exclusive franchises granted by the governing authorities. Direct sales of natural gas to industrial customers in Louisiana, who use gas for fuel or in manufacturing processes, and sales of natural gas for vehicle fuel are exempt from regulation. Since the Louisiana Gas Service acquisition, we have been operating under a rate structure that requires us to share cost savings resulting from the acquisition with our customers. We are also subject to a purchase gas adjustment order that allows the pass through of gas costs and rate stabilization orders that allow us to earn returns on equity within certain ranges that are monitored annually. Recent tariff revisions have increased revenue and decreased our overall weather sensitivity in Louisiana. At March 31, 2003 and 2002, our Louisiana division had 371,528 and 370,941 utility meters in service. For the years ended September 30, 2002 and 2001, this division had total throughput of 30,435 and 12,578 MMcf. The increase in throughput from 2001 to 2002 resulted from throughput from the acquired Louisiana Gas Service assets. For the six months ended March 31, 2003 and 2002, this division had total throughput of 18,902 and 18,633 MMcf.

     Atmos Energy Mid-States Division. Our Mid-States division operates in Georgia, Illinois, Iowa, Missouri, Tennessee and Virginia. Our rates, services and operations as a natural gas distribution company are subject to general regulation by each state's public service commission. We operate in each community, where necessary, under a franchise granted by the municipality for a fixed term of years. In Tennessee and Georgia, we have performance-based rates, which provide incentives for us to find ways to lower costs. Any cost savings are then shared with our customers. We also have weather normalization adjustments to our rates in Tennessee and Georgia. At March 31, 2003 and 2002, our Mid-States division had 313,246 and 310,390 utility meters in service. For the years ended September 30, 2002 and 2001, this division had total throughput of 57,144 and 64,924 MMcf. For the six months ended March 31, 2003 and 2002, this division had total throughput of 42,788 and 39,175 MMcf.

     Atmos Energy Texas Division. Our Texas division operates in Texas. The governing body of each municipality we serve has original jurisdiction over all utility rates, operations and services within its city limits, except with respect to sales of natural gas for vehicle fuel and agricultural use. We operate under non-exclusive franchises granted by the municipalities we serve, which are subject to renewal from time to time. The Railroad Commission of Texas has exclusive appellate jurisdiction over all rate and regulatory orders and ordinances of the municipalities and exclusive original jurisdiction over rates and services to customers not located within the limits of a municipality. At March 31, 2003 and 2002, our Texas division had 312,370 and 314,946 utility meters in service. For the years ended September 30, 2002 and 2001, this division had total throughput of 49,279 and 53,586 MMcf. For the six months ended March 31, 2003 and 2002, this division had total throughput of 30,577 and 30,167 MMcf.

     Mississippi Valley Gas Company Division. Our Mississippi Valley Gas Company division, acquired in December 2002, operates in Mississippi and is regulated by the Mississippi Public Service Commission with respect to rates, services and operations. We operate under non-exclusive franchises granted by the municipalities we serve. Since the acquisition, we have been operating under a rate structure that will allow us over a five year period to recover a portion of our integration costs associated with the acquisition, and operations and maintenance costs in excess of an agreed-upon benchmark. In addition, we are required to file for rate adjustments based on our expenses every six months. We also have weather normalization adjustments to our rates in Mississippi. At March 31, 2003, our Mississippi Valley Gas Company division had 282,091 utility meters in service.

NATURAL GAS MARKETING SEGMENT OVERVIEW

     Atmos Energy Marketing provides a variety of natural gas management services to natural gas utility systems, municipalities and industrial natural gas consumers primarily in the southeastern and midwestern states and to our Colorado-Kansas, Kentucky, Louisiana and Mid-States divisions. These services consist primarily of the furnishing of natural gas supplies at fixed and market-based prices, load forecasting and management, gas storage and transportation services, peaking sales and balancing services and gas price hedging through the use of derivative products. In addition, through Trans Louisiana Industrial Gas Company, it markets natural gas primarily to commercial customers in Louisiana. Atmos Energy Marketing had $38.5 million of gas trading margin for the year ended September 30, 2002, and $6.9 million of gas trading margin for the six months ended March 31, 2003. For the year ended September 30, 2002, Atmos Energy Marketing sold 273.8 Bcf of natural gas to its customers. For the six months ended March 31, 2003, Atmos Energy Marketing sold 169.4 Bcf of natural gas to its customers.

     Atmos Energy Marketing's management of natural gas requirements involves the sale of natural gas and the management of storage and transportation contracts under contracts with customers generally having one to two-year terms. At March 31, 2003, Atmos Energy Marketing had a total of 154 municipal customers and 638 industrial customers. Atmos Energy Marketing also sells natural gas to some of its industrial customers on a delivered burner tip basis under contract terms from 30 days to two years. In addition, Atmos Energy Marketing supplies our regulated operations with a portion of our natural gas requirements on a competitive bid basis.

     In providing other gas related services, Atmos Energy Marketing generates income through negotiated prices based on the volume of gas supplied to the customer. Atmos Energy Marketing also generates income by taking advantage of the difference between near-term gas prices and prices for future delivery as well as the daily movement of gas prices by utilizing storage and transportation capacity that it controls.

     In managing the natural gas requirements for municipal and other local utilities, Atmos Energy Marketing sells physical natural gas to its customers for future delivery and manages the associated price risk through the use of financial instruments, including gas futures, forwards, over-the-counter and exchange-traded options, and swap contracts with counterparties. Atmos Energy Marketing links gas derivative financial instruments to physical delivery of natural gas and typically balances its derivative positions at the end of each trading day. Although it seeks to manage margins and limit overall price exposure through these activities, Atmos Energy Marketing may not have completely hedged its price risk at any point in time. In addition, with regard to its physical trading business, Atmos Energy Marketing engages in limited speculative natural gas trading for its own account primarily related to its storage activity, subject to management policy limiting overall exposure and bank credit facility limits. Atmos Energy Marketing's reliance on storage is subject to contractual and regulatory limitations relating to our storage facilities. We are seeking to address these limitations, which resulted in lower earnings for this segment in the second fiscal quarter of 2003.

OTHER NON-UTILITY SEGMENT OVERVIEW

     Our subsidiary Atmos Pipeline and Storage owns or has an interest in underground storage fields in Kansas, Kentucky and Louisiana and provides storage services to our Colorado-Kansas, Mid-States and Louisiana divisions and to other non-utility customers. Our total storage capacity in Atmos Pipeline and Storage is approximately 26.1 Bcf.

     Our subsidiary Atmos Power Systems constructs electrical power generating plants and associated facilities which it leases or sells to municipalities and industrial customers.

FINANCIAL OVERVIEW OF SEGMENTS

     The table below summarizes certain information regarding the operation of our utility, natural gas marketing and other non-utility segments for each of the three years ended September 30, 2002, 2001 and 2000 and the six months ended March 31, 2003 and 2002. Because of seasonal and other factors, the results of operations for the six month periods are not indicative of results of operations for the entire fiscal years. You should read the information below in conjunction with Note 11, "Segment Information," to the consolidated financial statements included in our annual report for the fiscal year ended September 30, 2002, and Note 9, "Supplemental Disclosures," to the consolidated financial statements included in our quarterly report for the quarterly period ended March 31, 2003, which are incorporated by reference in this prospectus supplement.

     Our determination of reportable segments considers the strategic operating units under which we manage sales of various products and services to customers in differing regulatory environments. Although this financial overview of segments does not provide all the information necessary to fully understand our utility, natural gas marketing and other non-utility operations, the items presented in the table provide information that we believe is useful in evaluating the segments.

                                                 NATURAL GAS      OTHER
                                     UTILITY      MARKETING    NON-UTILITY   ELIMINATIONS   CONSOLIDATED
                                    ----------   -----------   -----------   ------------   ------------
                                                               (IN THOUSANDS)
YEAR ENDED SEPTEMBER 30, 2002
  Operating revenues..............  $  937,526    $    678      $ 24,705      $ (12,060)     $  950,849
  Gas trading margin..............          --      38,538            --             --          38,538
  Operating income................     125,506      20,610         9,215             --         155,331
  Net income......................      42,994      12,614         4,048             --          59,656
  Identifiable assets.............   1,789,833     258,624        71,036       (139,272)      1,980,221
YEAR ENDED SEPTEMBER 30, 2001
  Operating revenues..............  $1,380,148    $  7,946      $ 59,436      $  (5,255)     $1,442,275
  Gas trading margin..............          --         488            --             --             488
  Operating income (loss).........     127,980      (3,122)        5,423             --         130,281
  Net income......................      49,881       2,551         3,658             --          56,090
  Identifiable assets.............   1,732,697     255,729       111,427        (63,673)      2,036,180
YEAR ENDED SEPTEMBER 30, 2000
  Operating revenues..............  $  739,951    $    929      $117,926      $  (8,654)     $  850,152
  Gas trading margin..............          --          --            --             --              --
  Operating income................      77,207         155         7,954             --          85,316
  Net income......................      22,459       5,344         8,115             --          35,918
  Identifiable assets.............   1,253,023      37,621        74,673        (16,559)      1,348,758
SIX MONTHS ENDED MARCH 31, 2003
  Operating revenues..............  $1,096,529    $    316      $ 12,557      $  (7,494)     $1,101,908
  Gas trading margin..............          --       6,943            --             --           6,943
  Operating income (loss).........     153,127      (2,390)        7,726          2,039         160,502
  Cumulative effect of accounting
     change, net of income tax
     benefit......................          --      (7,773)           --             --          (7,773)
  Net income (loss)...............      75,111      (8,079)        7,293             --          74,325
  Identifiable assets.............   2,263,241     380,627        95,224       (168,614)      2,570,478
SIX MONTHS ENDED MARCH 31, 2002
  Operating revenues..............  $  641,967    $    340      $ 16,959      $  (8,443)     $  650,823
  Gas trading margin..............          --      16,767            --             --          16,767
  Operating income................     115,834       8,772         5,173             --         129,779
  Net income......................      53,521       4,559         3,931             --          62,011
  Identifiable assets.............   1,833,446     208,807        75,365       (157,216)      1,960,402

GAS SALES

     Our natural gas utility distribution business is seasonal and highly dependent on weather conditions in our service areas. Gas sales to residential and commercial customers are greater during the winter months than during the remainder of the year. The volumes of gas sales during the winter months will vary with the temperatures during these months. The seasonal nature of our sales to residential and commercial customers is partially offset by our sales in the spring and summer months to our agricultural customers in Texas, Colorado and Kansas who use natural gas to operate irrigation equipment. In addition to weather, our revenues are affected by the cost of natural gas and economic conditions in the areas that we serve.

     We are currently experiencing higher purchased costs for natural gas. Higher gas costs, which we are generally able to pass through to our customers under purchased gas adjustment clauses, may cause customers to conserve, or, in the case of industrial customers, to use alternative energy sources. Higher gas costs may also result in higher than normal accounts receivable, which in turn lead to higher short-term debt levels and increased bad debts.

     To protect against volatility in gas prices, we hedged gas costs for the 2002-2003 heating season by using a combination of storage, financial hedges and fixed forward contracts to stabilize gas prices. For the 2002-2003 heating season, we covered approximately 51% of our flowing gas requirements through storage and financial instruments. For the 2003-2004 heating season, we are seeking to hedge our gas costs for approximately 50% of our anticipated flowing gas requirements using a combination of storage, financial hedges and fixed forward contracts.

     We have weather normalization adjustments in our rate jurisdictions in Tennessee, Georgia, Kentucky and Mississippi which protect against earnings volatility. Beginning in fiscal 2004, we will also have weather normalization adjustments in our rate jurisdictions in Kansas. We purchased a three-year weather insurance policy for our Texas and Louisiana operations commencing with the 2001-2002 heating season; however, we have exercised our option to cancel in the third year because we have obtained better weather protection in our rate structure in Louisiana and intend to seek weather normalization adjustments in Texas.

GAS SUPPLY

     To meet customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts will allow us to remain competitive. Natural gas is an unregulated commodity subject to market supply and demand and price volatility. We employ a diversified approach to satisfy our supply and delivery requirements.

     We receive gas deliveries through 38 pipeline transportation companies, both interstate and intrastate, to satisfy our firm sales market requirements. The pipeline transportation agreements are firm and many of them have pipeline no-notice storage service, which provides for daily balancing between system requirements and nominated flowing supplies. These agreements have generally been negotiated with the shortest term available while still maintaining our right to roll over the term. The agreements reduce the risk of paying fixed fees to reserve pipeline capacity on a long-term basis.

     Our natural gas storage facilities help meet customer requirements during peak demand periods and reduce the need to contract for additional pipeline capacity to meet peak demand periods. We normally inject gas into pipeline storage systems and our own storage facilities during the summer months and withdraw it in the winter months.

     We purchase our gas supply from various producers and marketers. Supply arrangements are contracted on a firm basis with various terms at market prices. The firm supply consists of both base load and swing supply quantities. Base load quantities flow at a constant level throughout the month, and swing supply quantities provide the flexibility to change daily quantities to match increases or decreases in requirements related to weather conditions. Except for local production purchases, we select suppliers through a competitive bidding process by requesting proposals from suppliers that have demonstrated reliable service. We select suppliers based on their ability to deliver gas supply to our designated firm pipeline receipt points at the best cost.

     We have not experienced problems with obtaining gas supply as needed for our customers. However, because the pipelines, producers and marketers that we deal with are themselves subject to operating and financial risks associated with exploring, drilling, producing, gathering, marketing and transporting natural gas, their risks also affect our exposure to supply and price fluctuations.

PROPERTIES

     We own 44,992 miles of underground distribution and transmission mains throughout our gas distribution systems, including the recently acquired Mississippi Valley Gas Company system. These mains are located on easements or rights-of-way which generally provide for perpetual use. We maintain our mains through a program of continuous inspection and repair and believe that our system of mains is in good condition. We also own and operate one propane peak shaving plant with a total capacity of approximately 180,000 gallons that can produce an equivalent of approximately 3,300 Mcf daily. We own a liquefied natural gas storage facility with a capacity of 500,000 Mcf which can inject a daily volume of 30,000 Mcf into the system, as well as underground storage fields that are used to supplement the supply of natural gas in periods of peak demand.

     We have seven underground gas storage facilities in Kentucky, four in Kansas and two in Mississippi. Our total storage capacity is approximately 30.6 Bcf. However, approximately 14.7 Bcf of gas in the storage facilities must be retained as cushion gas to maintain reservoir pressure. The maximum daily delivery capability of these storage facilities is approximately 311,000 Mcf.

     We also own a 25% interest in a gas storage facility in Napoleonville, Louisiana. Our 25% usable capacity at this facility is 364,782 Mcf. In addition to the usable capacity, we maintain 332,917 Mcf of cushion gas to maintain reservoir pressure. Our maximum daily delivery capability at the Napoleonville facility is approximately 56,000 Mcf. We also have a contract through March 2004 for 300,000 Mcf of usable storage capacity in a storage facility in Sorrento, Louisiana. Our maximum daily delivery capability at the Sorrento facility is approximately 25,000 Mcf.

     We hold franchises granted by the incorporated cities and towns that we serve. We hold 649 franchises having terms generally ranging from five to 25 years, other than the Mississippi Valley Gas Company franchises, which are perpetual. We believe that each of our franchises will be renewed.

     Our administrative offices are consolidated in Dallas, Texas under one lease. We also maintain field offices throughout our distribution system, the majority of which are located in leased facilities. Our nonutility operations are headquartered in Houston, Texas, with offices in Houston and other locations, primarily in leased facilities.

REGULATION

     Each of our utility divisions is regulated by various state or local public utility authorities. We are also subject to regulation by the United States Department of Transportation with respect to safety requirements in the operation and maintenance of our gas distribution facilities. Our distribution operations are also subject to various state and federal laws regulating environmental matters. From time to time we receive inquiries regarding various environmental matters and become party to environmental claims in the ordinary course of our business. We have been involved in investigations and remediation of former manufactured gas plant sites in Tennessee, Iowa and Missouri and mercury contamination at gas pipeline sites in Kansas and Colorado that utilize or formerly utilized mercury meter equipment. We believe, however, that any additional expenditures related to these matters can be recovered through rates, shared with other parties or covered by insurance. We believe that our properties and operations substantially comply with and are operated in substantial conformity with applicable safety and environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental quality statutes pending or known to be contemplated by governmental agencies which would have a material adverse effect on us.

RATES

     The method of determining regulated rates varies among the states in which our utility divisions operate. The regulators have the responsibility of ensuring that utilities under their jurisdiction operate in the best interests of customers while providing the utilities the opportunity to earn a reasonable return on investment. In a general rate case, the applicable regulatory authority, which is typically the state public utility commission, establishes a base margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expense (other than the cost of gas), depreciation, interest, taxes and return on rate base. The divisions in our utility segment perform annual deficiency studies for each rate jurisdiction to determine when to file rate cases. We typically file rate cases in a jurisdiction every two to five years.

     Substantially all of our sales to our customers fluctuate with the cost of gas that we purchase. Rates established by regulatory authorities are adjusted for increases and decreases in our purchased gas cost through purchased gas adjustment mechanisms. Purchased gas adjustment mechanisms provide us a method of recovering purchased gas costs on an ongoing basis without the necessity of a rate case addressing all of our non-gas costs. These purchased gas adjustment mechanisms are not designed to allow us to earn a profit but are designed to allow a dollar-for-dollar recovery of fuel costs. Therefore, while our operating revenues may fluctuate, gross profit (operating revenues less purchased gas cost) is generally not eroded or enhanced because of gas cost increases or decreases.

     Approximately 98% of our revenues in the fiscal year ended September 30, 2002, and approximately 96% of our revenues in fiscal 2001 were derived from sales at rates set by or subject to approval by local or state authorities. Generally, the regulatory authority reviews our rate request and establishes a rate structure intended to generate revenue sufficient to cover our costs of doing business and provide a reasonable return on invested capital.

COMPETITION

     Our utility operations are not currently in significant direct competition with any other distributors of natural gas to residential and commercial customers within our service areas. However, we do compete with other natural gas suppliers and suppliers of alternative fuels for sales to industrial and agricultural customers. We compete in all aspects of our business with alternative energy sources, including, in particular, electricity. Competition for residential and commercial customers is increasing. Promotional incentives, improved equipment efficiencies and promotional rates all contribute to the acceptability of electrical equipment. Electric utilities offer electricity as a rival energy source and compete for the space heating, water heating and cooking markets. The principal means to compete against alternative fuels is lower prices, and natural gas historically has maintained its price advantage in the residential, commercial and industrial markets. In addition, our natural gas marketing segment competes with other natural gas marketers in obtaining natural gas supplies for customers.

                          DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, of which 45,904,068 shares were outstanding on June 17, 2003. Each of our shares of common stock is entitled to one vote on all matters voted upon by shareholders. Our shareholders do not have cumulative voting rights. Our issued and outstanding shares of common stock are fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock, and such shares are not entitled to any preemptive rights. Since we are incorporated in both Texas and Virginia, we must comply with the laws of both states when issuing shares of our common stock.

     Holders of our shares of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors from our assets legally available for the payment of dividends and, upon our liquidation, a pro rata share of all of our assets available for distribution to our shareholders.

     Under the provisions of some of our debt agreements, we have agreed to restrictions on the payment of cash dividends. Under these restrictions, our cumulative cash dividends paid after December 31, 1988 may not exceed the sum of our and our subsidiaries' accumulated consolidated net income for periods after December 31, 1988, plus approximately $15.0 million. As of March 31, 2003, approximately $115.9 million was available for the declaration of dividends under these restrictions.

     The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

REGISTRATION RIGHTS AND OTHER AGREEMENTS

     As part of the consideration for our Mississippi Valley Gas Company acquisition in December 2002, we issued 3,386,287 shares of common stock under an exemption from registration under the Securities Act. In the transaction, we entered into a registration rights agreement with the former stockholders of Mississippi Valley Gas Company that requires us, on no more than two occasions, and with some limitations, to file a registration statement under the Securities Act within 60 days of their request for an offering designed to achieve a wide distribution of shares through underwriters selected by us. Each of these shareholders has also agreed, for up to five years from the closing of the acquisition, and with some exceptions, not to sell or transfer shares representing more than 1% of our total outstanding voting securities to any person or group or any shares to a person or group who would hold more than 9.9% of our total outstanding voting securities after the sale or transfer. This restriction, and other agreed restrictions on the ability of these shareholders to acquire additional shares, participate in proxy solicitations or act to seek control, may be deemed to have an "anti-takeover" effect. In addition, we have granted rights, subject to some limitations, to participate in future registered offerings of our securities to these shareholders and the former stockholders of Woodward Marketing, including JD Woodward, III, in connection with our acquisition of Woodward Marketing in April 2001. These participation rights do not include offerings covered by the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

CHARTER AND BYLAW PROVISIONS

     Some provisions of our restated articles of incorporation and bylaws may be deemed to have an "anti-takeover" effect. The following description of these provisions is only a summary, and we refer you to our restated articles of incorporation and bylaws for more information since their terms affect your rights as a shareholder.

     Classification of the Board. Our board of directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. There are currently 12 directors serving on the board. Each class of directors serves a three-year term. At each annual meeting of our shareholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our restated articles of incorporation prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of shareholders.

     The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

     Removal of Directors. Our restated articles of incorporation and bylaws also provide that our directors may be removed only for cause and upon the affirmative vote of the holders of at least 75% of the shares then entitled to vote at an election of directors.

     Fair Price Provisions. Article VII of our restated articles of incorporation provides certain "Fair Price Provisions" for our shareholders. Under Article VII, a merger, consolidation, sale of assets, share exchange, recapitalization or other similar transaction, between us or a company controlled by or under common control with us and any individual, corporation or other entity which owns or controls 10% or more of our voting capital stock, would be required to satisfy the condition that the aggregate consideration per share to be received in the transaction for each class of our voting capital stock be at least equal to the highest per share price, or equivalent price for any different classes or series of stock, paid by the 10% shareholder in acquiring any of its holdings of our stock. If a proposed transaction with a 10% shareholder does not meet this condition, then the transaction must be approved by the holders of at least 75% of the outstanding shares of voting capital stock held by our shareholders other than the 10% shareholder unless a majority of the directors who were members of our board immediately prior to the time the 10% shareholder involved in the proposed transaction became a 10% shareholder have either:

     - expressly approved in advance the acquisition of the outstanding shares of our voting capital stock that caused the 10% shareholder to become a 10% shareholder, or

     - approved the transaction either in advance of or subsequent to the 10% shareholder becoming a 10% shareholder.

     The provisions of Article VII may not be amended, altered, changed, or repealed except by the affirmative vote of at least 75% of the votes entitled to be cast thereon at a meeting of our shareholders duly called for consideration of such amendment, alteration, change, or repeal. In addition, if there is a 10% shareholder, such action must also be approved by the affirmative vote of at least 75% of the outstanding shares of our voting capital stock held by the shareholders other than the 10% shareholder.

     Shareholder Proposals and Director Nominations. Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in our bylaws.

     Shareholder proposals must be submitted to our corporate secretary at least 60 days, but not more than 85 days, before the annual meeting; provided, however, that if less than 75 days' notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be received by our Secretary not later than the close of business on the 25th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include a description of the proposal, the shareholder's name and address and the number of shares held, and all other information which would be required to be included in a proxy statement filed with the SEC if the shareholder were a participant in a solicitation subject to the SEC proxy rules. To be included in our proxy statement for an annual meeting, we must receive the proposal at least 120 days prior to the anniversary of the date we mailed the proxy statement for the prior year's annual meeting.

     To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days, but not more than 85 days, before a scheduled meeting; provided, however, that if less than 75 days' notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, such nomination shall have been received by our Secretary not later than the close of business on the 25th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include the name and address of the shareholder and of the shareholder's nominee, the number of shares held by the shareholder, a representation that the shareholder is a holder of record of common stock entitled to vote at the meeting, and that the shareholder intends to appear in person or by proxy to nominate the persons specified in the notice, a description of any arrangements between the shareholder and the shareholder's nominee, information about the shareholder's nominee required by the SEC, and the written consent of the shareholder's nominee to serve as a director.

     Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

     Shareholder Rights Plan. On November 12, 1997, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to shareholders of record at the close of business on May 10, 1998. Each right entitles the registered holder to purchase from us one-tenth share of our common stock at a purchase price of $8.00 per share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and EquiServe Trust Company, N.A., as rights agent.

     Subject to exceptions specified in the rights agreement, the rights will separate from our common stock and a distribution date will occur upon the earlier of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or specified inadvertent actions by institutional or other shareholders,

     - ten business days, or such later date as our board of directors shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group having acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, or

     - ten business days after our board of directors shall declare any person to be an adverse person within the meaning of the rights plan.

     The rights expire at 5:00 P.M., Boston, Massachusetts time on May 10, 2008, unless extended prior thereto by our board or earlier if redeemed by us.

     The rights will not have any voting rights. The exercise price payable and the number of shares of our common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We issue rights when we issue our common stock until the rights have separated from the common stock. After the rights have separated from the common stock, we may issue additional rights if the board of directors deems such issuance to be necessary or appropriate.

     The rights have anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our board of directors except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because, prior to the time that the rights become exercisable or transferable, we can redeem the rights at $.01 per right.

                                  UNDERWRITING

     We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, A.G. Edwards & Sons, Inc. and Edward D. Jones & Co., L.P. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of our common stock, listed opposite their names below.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................   2,600,000
UBS Securities LLC..........................................     600,000
A.G. Edwards & Sons, Inc. ..................................     400,000
Edward D. Jones & Co., L.P. ................................     400,000
                                                               ---------

            Total...........................................   4,000,000
                                                               =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect to those liabilities.

     The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.60 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                                PER SHARE   WITHOUT OPTION   WITH OPTION
                                                ---------   --------------   -----------
Public offering price.........................    $25.31     $101,240,000    $116,426,000
Underwriting discount.........................   $1.0124       $4,049,600      $4,657,040
Proceeds, before expenses, to Atmos...........  $24.2976      $97,190,400    $111,768,960

     The expenses of the offering, not including the underwriting discount, are estimated at $380,000 and are payable by us.

OVERALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 600,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALE OF SIMILAR SECURITIES

     We and our senior officers and another individual have agreed, subject to some limited exceptions, not to sell or transfer any of our common stock for a period of 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

In addition, the foregoing individuals have agreed not to request or demand that we file a registration statement related to the common stock.

     This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by us to the underwriters solely to cover overallotments in this offering or to our proposed funding of our pension plan with shares of common stock.

ELECTRONIC DISTRIBUTIONS

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet website maintained by Merrill Lynch. Other than this prospectus supplement in electronic format, the information on the Merrill Lynch website is not a part of this prospectus supplement. One or more of the other underwriters may also facilitate Internet distribution for this offering to certain of their Internet subscription customers.

NEW YORK STOCK EXCHANGE LISTING

     The shares of our common stock are listed on the New York Stock Exchange under the symbol "ATO."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of shares of our common stock is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

     The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issue in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase the shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that would otherwise exist in the open market.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     The underwriters have engaged in, and may in the future engage in, investment banking, advisory, lending and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams, Richmond, Virginia, will opine for us as to the validity of the offered shares. Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters related to the offered shares for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended September 30, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

                           (ATMOS ENERGY CORP. LOGO)

                            ATMOS ENERGY CORPORATION

                       BY THIS PROSPECTUS, WE OFFER UP TO

                                  $600,000,000

                      OF DEBT SECURITIES AND COMMON STOCK

                             ---------------------

     We will provide specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                   This prospectus is dated January 30, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ATMOS ENERGY CORPORATION....................................     1
USE OF PROCEEDS.............................................     1
RATIO OF EARNINGS TO FIXED CHARGES..........................     2
SECURITIES WE MAY ISSUE.....................................     2
DESCRIPTION OF DEBT SECURITIES..............................     3
DESCRIPTION OF COMMON STOCK.................................    18
PLAN OF DISTRIBUTION........................................    20
LEGAL MATTERS...............................................    21
EXPERTS.....................................................    21
WHERE YOU CAN FIND MORE INFORMATION.........................    21
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    22

     We have not authorized any other person to provide you with any information or to make any representations about us that is different from, or in addition to, the information and representations contained in this prospectus or in any of the documents that are incorporated by reference into this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as the information incorporated by reference, is accurate as of the dates on the front cover of this prospectus or of the incorporated document only, unless the information specifically indicates that another date applies.

     The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus and the documents incorporated by reference that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. Important factors that could cause future results to differ include, but are not limited to:

     - warmer or drier than normal weather in our service territories, or other weather conditions that would be adverse to our business;

     - national, regional and local economic conditions;

     - impact of any future terrorist attacks;

     - regulatory and business trends and decisions, including the impact of pending rate proceedings before state regulatory commissions;

     - successful completion, financing and integration of acquisitions;

     - inflation and the volatility of commodity prices for natural gas;

     - competition from other energy suppliers and alternative forms of energy;

     - further deregulation or "unbundling" of the natural gas distribution industry;

     - hedging and market risk activities; and

     - other factors discussed in this prospectus and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. For further factors you should consider, please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the fiscal year ended September 30, 2001.

                             ---------------------

     The terms "we," "our" and "us" refer to Atmos Energy Corporation unless the context suggests otherwise. The term "you" refers to a prospective investor.

                            ATMOS ENERGY CORPORATION

     We distribute and sell natural gas to approximately 1.4 million residential, commercial, industrial, agricultural and other customers. We operate through five divisions in service areas located in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee, Texas and Virginia. In addition, we transport natural gas for others through our distribution system.

     We provide natural gas storage services and own or hold an interest in natural gas storage fields in Kansas, Kentucky and Louisiana to supplement natural gas used by customers in Kansas, Kentucky, Tennessee, Louisiana and other states. We also provide energy management and gas marketing services to industrial customers, municipalities and other local distribution companies. We also provide electrical power generation to meet peak load demands for a municipality regulated by the Tennessee Valley Authority. In addition, we market natural gas to industrial and agricultural customers primarily in West Texas and to industrial customers in Louisiana.

     In September 2001, we entered into a definitive agreement to acquire Mississippi Valley Gas Company, a privately held natural gas utility, for $150.0 million, consisting of $75.0 million cash and $75.0 million of our common stock. In addition, we will assume outstanding debt of Mississippi Valley Gas, net of working capital, of approximately $45.0 million. Mississippi Valley Gas provides natural gas distribution service to more than 261,500 residential, commercial, industrial and other customers located primarily in the northern and central regions of Mississippi. The acquisition is subject to state and federal regulatory approvals.

HISTORY

     We were organized under the laws of Texas in 1983 as Energas Company, a subsidiary of Pioneer Corporation, for the purposes of owning and operating Pioneer's natural gas distribution business in Texas. Immediately following the transfer by Pioneer to us of its gas distribution business, which Pioneer and its predecessors operated since 1906, Pioneer distributed our outstanding stock to its shareholders. In September 1988, we changed our name from Energas Company to Atmos Energy Corporation. As a result of our merger with United Cities Gas Company in July 1997, we also became incorporated in Virginia.

LOCATION OF EXECUTIVE OFFICES

     Our address is 1800 Three Lincoln Centre, 5430 LBJ Freeway, Dallas, Texas 75240, and our telephone number is (972) 934-9227.

                                USE OF PROCEEDS

     Except as may otherwise be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, acquisitions, in our business and related businesses, and the repayment of indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                                                 YEARS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                              2001   2000   1999   1998   1997
                                                              ----   ----   ----   ----   ----
Ratio.......................................................  2.48   2.20   1.53   2.94   1.95

     For purposes of computing the ratio of earnings to fixed charges, earnings consists of the sum of our pretax income from continuing operations and fixed charges. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

                            SECURITIES WE MAY ISSUE

TYPES OF SECURITIES

     The types of securities that we may offer and sell from time to time by this prospectus are:

     - debt securities, which we may issue in one or more series; and

     - common stock.

     The aggregate initial offering price of all securities sold will not exceed $600,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers.

PROSPECTUS SUPPLEMENTS

     This prospectus provides you with a general description of the debt securities and common stock we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. In that case, the prospectus supplement should be read as superseding this prospectus.

     In each prospectus supplement, which will be attached to the front of this prospectus, we will include the following information:

     - the type and amount of securities which we propose to sell;

     - the initial public offering price of the securities;

     - the names of the underwriters, agents or dealers, if any, through or to which we will sell the securities;

     - the compensation, if any, of those underwriters, agents or dealers;

     - the securities exchanges or automated quotation systems on which the securities will be listed or traded;

     - United States federal income tax considerations applicable to the securities; and

     - any other material information about the offering and sale of the securities.

     For more details on the terms of the securities, you should read the exhibits filed with our registration statement. You should also read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

                         DESCRIPTION OF DEBT SECURITIES

     We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of the debt securities that we anticipate will be common to all series. Most of the financial and other terms of any series of debt securities that we offer and any differences from the common terms will be described in the prospectus supplement to be attached to the front of this prospectus.

     As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document called an "indenture" will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. We have entered into an indenture with SunTrust Bank, which acts as trustee, relating to the debt securities that are offered by this prospectus. The indenture is subject to the Trust Indenture Act of 1939. The trustee has the following two main roles:

     - the trustee can enforce your rights against us if we default; there are some limitations on the extent to which the trustee acts on your behalf, which are described later in this prospectus; and

     - the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

     As this section is a summary of the material terms of the debt securities being offered by this prospectus, it does not describe every aspect of the debt securities. We urge you to read the indenture and the other documents we file with the SEC relating to the debt securities because the indenture and those other documents, and not this description, will define your rights as a holder of our debt securities. We have filed the indenture as an exhibit to the registration statement that we have filed with the SEC, and we will file any such other document as an exhibit to an annual, quarterly or other report that we file with the SEC. See "Where You Can Find More Information," for information on how to obtain copies of the indenture and any such other document. References to the "indenture" mean the indenture and any other document that defines your rights as a holder of debt securities that we have filed as an exhibit to the registration statement relating to this offering or will file as an exhibit to an annual, quarterly or other report that we file with the SEC.

GENERAL

     The debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness.

     You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement. Our board of directors will establish the following terms before issuance of the series:

     - the title of the debt securities;

     - the aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued, and the date or dates when the principal of the debt securities will be payable or how those dates will be determined;

     - the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined;

     - the date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months;

     - the place or places, if any, other than or in addition to New York City, of payment, transfer or exchange of the debt securities, and where notices or demands to or upon us in respect of the debt securities may be served;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities;

     - whether the amount of payments of principal of, any premium on, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined;

     - any changes or additions to the events of default or our covenants with respect to the debt securities;

     - if not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined;

     - any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indenture that will be applicable to the debt securities;

     - any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

     - if other than the trustee, the name of the paying agent, security registrar or transfer agent for the debt securities;

     - if we do not issue the debt securities in book-entry form only to be held by The Depository Trust Company, as depository, whether we will issue the debt securities in certificated form or the identity of any alternative depository;

     - the person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date;

     - the denomination or denominations in which the debt securities will be issued, if other than denominations of $1,000 or any integral multiples;

     - any provisions requiring us to pay Additional Amounts on the debt securities to any holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

     - any other material terms of the debt securities or the indenture, which may not be consistent with the terms set forth in this prospectus.

     For purposes of this prospectus, any reference to the payment of principal of, any premium on, or interest on the debt securities will include Additional Amounts if required by the terms of the debt securities.

     The indenture does not limit the amount of debt securities that we are authorized to issue from time to time. The indenture also provides that there may be more than one trustee thereunder, each for one or more series of debt securities. If a trustee is acting under the indenture with respect to more than one series of debt securities, the debt securities for which it is acting would be treated as if issued under separate indentures. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities of the separate series for which it is trustee.

     We may issue debt securities with terms different from those of debt securities already issued. Without the consent of the holders of the outstanding debt securities, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when we created that series.

     There is no requirement that we issue debt securities in the future under the indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

     We may issue the debt securities as "original issue discount securities," which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

HOLDERS OF DEBT SECURITIES

     BOOK-ENTRY HOLDERS. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depository on behalf of other financial institutions that participate in the depository's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

     Under the indenture, we will recognize as a holder only the person in whose name a debt security is registered. Consequently, for debt securities issued in global form, we will recognize only the depository as the holder of the debt securities and we will make all payments on the debt securities to the depository. The depository passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners.

     The depository and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

     As a result, you will not own debt securities directly. Instead, you will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depository's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, you will be an indirect holder, and not a holder, of the debt securities.

     STREET NAME HOLDERS. In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, you may choose to hold your debt securities in your own name or in "street name." Debt securities held in street name would be registered in the name of a bank, broker or other financial institution that you choose, and you would hold only a beneficial interest in those debt securities through an account you maintain at that institution.

     For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name you will be an indirect holder, and not a holder, of those debt securities.

     LEGAL HOLDERS. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to you if you hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether you choose to be an indirect holder of a debt security or have no choice because we are issuing the debt securities only in global form.

     For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture) we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

     When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

     SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS. If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

     - how it handles securities payments and notices;

     - whether it imposes fees or charges;

     - how it would handle a request for the holders' consent, if ever required;

     - whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

     - how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

     - if the debt securities are in book-entry form, how the depository's rules and procedures will affect these matters.

GLOBAL SECURITIES

     WHAT IS A GLOBAL SECURITY? We will issue each debt security under the indenture in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

     Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depository. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depository for all debt securities issued in book-entry form.

     A global security may not be transferred to or registered in the name of anyone other than the depository or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depository, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depository or with another institution that does. Thus, if your security is represented by a global security, you will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

     SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES. We do not recognize an indirect holder as a holder of debt securities and instead deal only with the depository that holds the global security. The account rules of your financial institution and of the depository, as well as general laws relating to securities transfers, will govern your rights relating to a global security.

     If we issue debt securities only in the form of a global security, you should be aware of the following:

     - you cannot cause the debt securities to be registered in your name, and cannot obtain non-global certificates for your interest in the debt securities, except in the special situations that we describe below;

     - you will be an indirect holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as we describe under "Holders of Debt Securities" above;

     - you may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

     - you may not be able to pledge your interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

     - the depository's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to your interest in a global security. We and the trustee have no responsibility for any aspect of the depository's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depository in any way;

     - DTC requires, and other depositories may require, that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

     - financial institutions that participate in the depository's book-entry system, and through which you hold your interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. Your chain of ownership may contain more than one financial intermediary. We do not monitor and are not responsible for the actions of any of those intermediaries.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, you will be able to choose whether to hold the debt securities directly or in street name. You must consult your own bank or broker to find out how to have your interests in a global security transferred on termination to your own name, so that you will be a holder. We have described the rights of holders and street name investors above under "Holders of Debt Securities."

     The special situations for termination of a global security are as follows:

     - if the depository notifies us that it is unwilling, unable or no longer qualified to continue as depository for that global security and we do not appoint another institution to act as depository within 60 days;

     - if we notify the trustee that we wish to terminate that global security;
       or

     - if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default."

     If a global security is terminated, only the depository, and not we or the trustee, is responsible for deciding the names of the intermediary banks, brokers and other financial institutions in whose names the debt securities represented by the global security are registered, and, therefore, who will be the holders of those debt securities.

COVENANTS

     This section summarizes the material covenants in the indenture. Please refer to the prospectus supplement for information about any changes to our covenants, including any addition or deletion of a covenant.

     LIMITATIONS ON LIENS. We covenant in the indenture that we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, issue or assume any Indebtedness secured by any Lien on any Principal Property, or on shares of stock or Indebtedness of any Restricted Subsidiary, known as Restricted Securities, without making effective provision for the outstanding debt securities, other than any outstanding debt securities not entitled to this covenant, to be secured by the Lien equally and ratably with, or prior to, the Indebtedness and obligations secured or to be secured thereby for so long as the Indebtedness or obligations are so secured, except that the foregoing restriction does not apply to:

     - any Lien existing on the date of the first issuance of debt securities under the indenture, including the Liens on property or after-acquired property of ours or our Subsidiaries under the Greeley Indenture or the United Cities Indenture, or such other date as may be specified in a prospectus supplement for an applicable series of debt securities;

     - any Lien on any Principal Property or Restricted Securities of any person existing at the time that person is merged or consolidated with or into us or a Restricted Subsidiary, or this person becomes a Restricted Subsidiary, or arising thereafter otherwise than in connection with the borrowing of money arranged thereafter and pursuant to contractual commitments entered into prior to and not in contemplation of the person's becoming a Restricted Subsidiary;

     - any Lien on any Principal Property existing at the time we or a Restricted Subsidiary acquire the Principal Property, whether or not the Lien is assumed by us or the Restricted Subsidiary, provided that this Lien may not extend to any other Principal Property of ours or any Restricted Subsidiary;

     - any Lien on any Principal Property, including any improvements on an existing Principal Property, of ours or any Restricted Subsidiary, and any Lien on the shares of stock of a Restricted Subsidiary that was formed or is held for the purpose of acquiring and holding the Principal Property, in each case to secure all or any part of the cost of acquisition, development, operation, construction, alteration, repair or improvement of all or any part of the Principal Property, or to secure Indebtedness incurred by us or a Restricted Subsidiary for the purpose of financing all or any part of that cost, provided that the Lien is created prior to, at the time of, or within 12 months after the latest of, the acquisition, completion of construction or improvement or commencement of commercial operation of that Principal Property and, provided further, that the Lien may not extend to any other Principal Property of ours or any Restricted Subsidiary, other than any currently unimproved real property on which the Principal Property has been constructed or developed or the improvement is located;

     - any Lien on any Principal Property or Restricted Securities to secure Indebtedness owed to us or to a Restricted Subsidiary;

     - any Lien in favor of a governmental body to secure advances or other payments under any contract or statute or to secure Indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to the Lien;

     - any Lien created in connection with a project financed with, and created to secure, Non-Recourse Indebtedness;

     - any Lien required to be placed on any of our property or any of the property of our Subsidiaries under the provisions of the Greeley Indenture, the United Cities Indenture or the Note Purchase Agreements;

     - any extension, renewal, substitution or replacement, or successive extensions, renewals, substitutions or replacements, in whole or in part, of any Lien referred to in any of the bullet points above, provided that the Indebtedness secured may not exceed the principal amount of Indebtedness that is secured at the time of the renewal or refunding, and that the renewal or refunding Lien must be limited to all or any part of the same property and improvements, shares of stock or Indebtedness that secured the Lien that was renewed or refunded; or

     - any Lien not permitted above securing Indebtedness that, together with the aggregate outstanding principal amount of other secured Indebtedness that would otherwise be subject to the above restrictions, excluding Indebtedness secured by Liens permitted under the above exceptions, and the Attributable Debt in respect of all Sale and Leaseback Transactions, not including Attributable Debt in respect of any Sale and Leaseback Transactions described in the last two bullet points in the next succeeding paragraph, would not then exceed 15% of our Consolidated Net Tangible Assets.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. We covenant in the indenture that we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

     - we or a Restricted Subsidiary would be entitled, without securing the Outstanding Securities, to incur Indebtedness secured by a Lien on the Principal Property that is the subject of the Sale and Leaseback Transaction;

     - the Attributable Debt associated with the Sale and Leaseback Transaction would be in an amount permitted under the last bullet point of the preceding paragraph;

     - the proceeds received in respect of the Principal Property so sold and leased back at the time of entering into the Sale and Leaseback Transaction are used for our business and operations or the business and operations of any Subsidiary; or

     - within 12 months after the sale or transfer, an amount equal to the proceeds received in respect of the Principal Property sold and leased back at the time of entering into the Sale and Leaseback Transaction is applied to the prepayment, other than mandatory prepayment, of any Outstanding Securities or any Funded Indebtedness owed by us or a Restricted Subsidiary, other than Funded Indebtedness that is held by us or any Restricted Subsidiary or our Funded Indebtedness that is subordinate in right of payment to any Outstanding Securities.

     DEFINITIONS. Following are definitions of some of the terms used in the covenants described above.

     "ATTRIBUTABLE DEBT" means, as to any lease under which a person is at the time liable for rent, at a date that liability is to be determined, the total net amount of rent required to be paid by that person under the lease during the remaining term, excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents, discounted from the respective due dates thereof at the weighted average of the rates of interest, or Yield to Maturity, in the case of Original Issue Discount Securities, borne by the then Outstanding Securities, compounded annually.

     "CAPITAL STOCK" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests, however designated, in stock issued by a corporation.

     "CONSOLIDATED NET TANGIBLE ASSETS" means the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting:

     - all current liabilities, excluding any portion thereof constituting Funded Indebtedness; and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on our most recent consolidated balance sheet contained in our latest quarterly or annual report filed with the SEC under the Securities Exchange Act of 1934 and computed in accordance with generally accepted accounting principles.

     "FUNDED INDEBTEDNESS" means, as applied to any person, all Indebtedness of the person maturing after, or renewable or extendible at the option of the person beyond, 12 months from the date of determination.

     "GREELEY INDENTURE" means the Indenture of Mortgage and Deed of Trust, dated as of March 1, 1957, from Greeley Gas Company to U.S. Bank National Association, formerly The Central Bank and Trust Company, as Trustee, as amended and supplemented through December 1, 1993, the Indenture of Mortgage and Deed of Trust through the Tenth Supplemental Indenture by Atmos to U.S. Bank National Association, formerly The Central Bank and Trust Company, as Trustee, as amended, supplemented or otherwise modified from time to time.

     "INDEBTEDNESS" means obligations for money borrowed, evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

     "LIEN" means any lien, mortgage, pledge, encumbrance, charge or security interest securing Indebtedness; provided, however, that the following types of transactions will not be considered, for purposes of this definition, to result in a Lien:

     - any acquisition by us or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in oil, gas or any other mineral in place or the proceeds of that interest;

     - any conveyance or assignment whereby we or any Restricted Subsidiary conveys or assigns to any person or persons an interest in oil, gas or any other mineral in place or the proceeds of that interest;

     - any Lien upon any property or assets either owned or leased by us or a Restricted Subsidiary or in which we or any Restricted Subsidiary owns an interest that secures for the benefit of the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the property or assets, or property or assets with which it is unitized, the payment to the person or persons of our proportionate part or the Restricted Subsidiary's proportionate part of the development or operating expenses;

     - any hedging arrangements entered into in the ordinary course of business, including any obligation to deliver any mineral, commodity or asset; or

     - any guarantees that we make for the repayment of Indebtedness of any Subsidiary or guarantees by any Subsidiary of the repayment of Indebtedness of any entity, including Indebtedness of Woodward Marketing, L.L.C.

     "NON-RECOURSE INDEBTEDNESS" means, at any time, Indebtedness incurred after the date of the indenture by us or a Restricted Subsidiary in connection with the acquisition of property or assets by us or a Restricted Subsidiary or the financing of the construction of or improvements on property, whenever acquired, provided that, under the terms of this Indebtedness and under applicable law, the recourse at the time and thereafter of the lenders with respect to this Indebtedness is limited to the property or assets so acquired, or the construction or improvements, including Indebtedness as to which a performance or completion guarantee or similar undertaking was initially applicable to the Indebtedness or the related property or assets if the guarantee or similar undertaking has been satisfied and is no longer in effect. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other person for (a) environmental representations, warranties or indemnities or
(b) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received from secured assets to be paid to the lender, waste and mechanics' liens or similar matters.

     "NOTE PURCHASE AGREEMENTS" refers to the following note purchase agreements, as amended, supplemented or otherwise modified from time to time, between us and the following parties:

     - John Hancock Mutual Life Insurance Company, dated December 21, 1987;

     - Mellon Bank, N.A., Trustee under Master Trust Agreement of AT&T Corporation, dated January 1, 1984, for Employee Pension
       Plans--AT&T--John Hancock--Private Placement, dated December 21, 1987, which agreement is identical to the Hancock agreement listed above except for the parties and the amounts;

     - John Hancock Mutual Life Insurance Company, dated October 11, 1989;

     - The Variable Annuity Life Insurance Company, dated August 29, 1991;

     - The Variable Annuity Life Insurance Company, dated August 31, 1992; and

     - New York Life Insurance Company, New York Life Insurance and Annuity Corporation, The Variable Annuity Life Insurance Company, American General Life Insurance Company and Merit Life Insurance Company, dated November 14, 1994.

     "PRINCIPAL PROPERTY" means any natural gas distribution property located in the United States, except any property that in the opinion of our board of directors is not of material importance to the total business conducted by us and of our consolidated Subsidiaries.

     "RESTRICTED SUBSIDIARY" means any Subsidiary the amount of Consolidated Net Tangible Assets of which constitutes more than 10% of the aggregate amount of Consolidated Net Tangible Assets of us and our Subsidiaries.

     "SALE AND LEASEBACK TRANSACTION" means any arrangement with any person in which we or any Restricted Subsidiary leases any Principal Property that has been or is to be sold or transferred by us or the Restricted Subsidiary to that person, other than:

     - a lease for a term, including renewals at the option of the lessee, of not more than three years or classified as an operating lease under generally accepted accounting principles;

     - leases between us and a Restricted Subsidiary or between Restricted Subsidiaries; and

     - leases of a Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of the Principal Property.

     "SUBSIDIARY" of ours means:

     - a corporation, a majority of whose Capital Stock with rights, under ordinary circumstances, to elect directors is owned, directly or indirectly, at the date of determination, by us, by one or more of our Subsidiaries or by us and one or more of our Subsidiaries; or

     - any other person, other than a corporation, in which at the date of determination we, one or more of our Subsidiaries or we and one or more of our Subsidiaries, directly or indirectly, have at least a majority ownership and power to direct the policies, management and affairs of that person.

     "UNITED CITIES INDENTURE" means the Indenture of Mortgage, dated as of July 15, 1959, from United Cities Gas Company to U.S. Bank Trust National Association, formerly First Trust of Illinois, National Association, and M.J. Kruger, as Trustees, as amended, supplemented or otherwise modified from time to time, the Indenture of Mortgage through the Twenty-Second Supplemental Indenture by us to U.S. Bank Trust National Association, formerly First Trust National Association, and Russell C. Bergman, as Trustees, as amended, supplemented, or otherwise modified from time to time.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Under the terms of the indenture, we are generally permitted to consolidate with or merge into another entity. We are also permitted to sell or transfer our assets substantially as an entirety to another entity. However, we may not take any of these actions unless all of the following conditions are met:

     - the resulting entity must agree to be legally responsible for all our obligations under the debt securities and the indenture;

     - the transaction must not cause a default or an Event of Default;

     - the resulting entity must be organized under the laws of the United States or one of the states or the District of Columbia; and

     - we must deliver an officers' certificate and legal opinion to the trustee with respect to the transaction.

     In the event that we engage in one of these transactions and comply with the conditions listed above, we would be discharged from all our obligations and covenants under the indenture and all obligations under the Outstanding Securities, with the successor corporation or person succeeding to our obligations and covenants.

     In the event that we engage in one of these transactions, the indenture provides that, if any Principal Property or Restricted Securities would thereupon become subject to any Lien, the debt securities, other than any debt securities not entitled to the benefit of specified covenants, must be secured, as to such Principal Property or Restricted Securities, equally and ratably with, or prior to, the indebtedness or obligations that upon the occurrence of such transaction would become secured by the Lien, unless the Lien could be created under the indenture without equally and ratably securing the debt securities.

MODIFICATION OR WAIVER

     There are two types of changes that we can make to the indenture and the debt securities.

     CHANGES REQUIRING APPROVAL. With the approval of the holders of at least a majority in principal amount of all outstanding debt securities of each series affected, we may make any changes, additions or deletions to any provisions of the indenture applicable to the affected series, or modify the rights of the holders of the debt securities of the affected series. However, without the consent of each holder affected, we cannot:

     - change the stated maturity of the principal of, any premium on, or the interest on a debt security;

     - change any of our obligations to pay Additional Amounts;

     - reduce the amount payable upon acceleration of maturity following the default of an Indexed Indenture security or an Original Issue Discount Security;

     - adversely affect any right of repayment at your option;

     - change the place of payment of a debt security;

     - impair your right to sue for payment;

     - adversely affect any right to convert or exchange a debt security;

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with any provisions of the indenture or to waive any defaults; and

     - modify any of the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any percentage of consents required to amend the indenture or for any waiver or to add to the provisions that cannot be modified without the approval of each affected holder.

     CHANGES NOT REQUIRING APPROVAL. The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Nor do we need any approval to make any change that affects only debt securities to be issued under the indenture after the changes take effect.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

     - for Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

     - for debt securities whose principal amount is not known (for example, because it is based on an index) we will use a special rule for that debt security described in the prospectus supplement.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance and Covenant Defeasance."

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs as to the debt securities of your series that is not cured, as described later in this subsection. Please refer to the prospectus supplement for information about any changes to the Events of Default or our covenants, including any addition of a covenant or other provision providing event risk or similar protection.

     WHAT IS AN EVENT OF DEFAULT? The term "Event of Default" as to the debt securities of your series means any of the following:

     - we do not pay interest on a debt security of the series within 30 days of its due date;

     - we do not pay the principal of or any premium, if any, on a debt security of the series on its due date;

     - we do not deposit any sinking fund payment when and as due by the terms of any debt securities requiring such payment;

     - we remain in breach of a covenant or agreement in the indenture, other than a covenant or agreement for the benefit of less than all of the holders of the debt securities, for 60 days after we receive written notice stating that we are in breach from the trustee or the holders of at least 25% of the principal amount of the debt securities of the series;

     - we or a Restricted Subsidiary of ours is in default under any matured or accelerated agreement or instrument under which we have outstanding Indebtedness for borrowed money or guarantees, which individually are in excess of $25,000,000, and we have not cured any acceleration within 15 days after we receive notice of this default from the trustee or the holders of at least 25% of the principal amount of the debt securities of the series, unless prior to the entry of judgment for the trustee, we or the Restricted Subsidiary remedy the default or the default is waived by the holders of the indebtedness;

     - we file for bankruptcy or other events of bankruptcy, insolvency or reorganization occur; or

     - any other Event of Default provided for the benefit of debt securities of the series.

     An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

     The trustee may withhold notice to the holders of debt securities of a particular series of any default if it considers its withholding of notice to be in the interest of the holders of that series, except that the trustee may not withhold notice of a default in the payment of the principal of, any premium on, or the interest on the debt securities.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and is continuing, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable by notifying us, and the trustee, if the holders give notice, in writing. This is called a declaration of acceleration of maturity.

     If the maturity of any series of debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration if all events of default other than the non-payment of principal or interest on the debt securities of that series that have become due solely by a declaration of acceleration are cured or waived, and we deposit with the trustee a sufficient sum of money to pay:

     - all overdue interest on outstanding debt securities of that series;

     - all unpaid principal of any outstanding debt securities of that series that has become due otherwise than by a declaration of acceleration, and interest on the unpaid principal;

     - all interest on the overdue interest; and

     - all amounts paid or advanced by the trustee for that series and reasonable compensation of the trustee.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions if the directions conflict with any law or the indenture or expose the trustee to personal liability. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

     Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interest relating to the debt securities, the following must occur:

     - you must give the trustee written notice that an Event of Default has occurred and remains uncured;

     - the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

     - the trustee must not have instituted a proceeding for 60 days after receipt of the above notice and offer of indemnity; and

     - the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date without complying with the foregoing.

     Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than the following:

     - the payment of principal, any premium, interest or Additional Amounts on any debt security or related coupon; or

     - in respect of a covenant that under the indenture cannot be modified or amended without the consent of each holder affected.

     Each year, we will furnish the trustee with a written statement of two of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default.

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

DEFEASANCE AND COVENANT DEFEASANCE

     Unless we provide otherwise in the applicable prospectus supplement, the provisions for full defeasance and covenant defeasance described below apply to each series of debt securities. In general, we expect these provisions to apply to each debt security that is not a floating rate or indexed debt security.

     FULL DEFEASANCE. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities, called "full defeasance," if we put in place the following arrangements for you to be repaid:

     - we must deposit in trust for the benefit of all holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates; and

     - we must deliver to the trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds are deposited in trust in exchange for your debt securities, and you would recognize gain or loss on the debt securities at the time of the deposit.

     If we ever did accomplish defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. If we accomplish a defeasance, we would retain only the obligations to register the transfer or exchange of the debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust.

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from the restrictive covenants in the indenture discussed above and specified in a prospectus supplement. This is called "covenant defeasance." In that event, you would lose the protection of those covenants but would gain the protection of having money and obligations issued or guaranteed by the U.S. government set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due date; and

     - deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred, such as our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEBT SECURITIES ISSUED IN NON-GLOBAL FORM

     If the debt securities cease to be issued in global form, they will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are integral multiples of $1,000.

     Holders may exchange their debt securities that are not in global form for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

     Holders may exchange or transfer their debt securities at the office of the trustee. We may appoint the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities, or we may appoint another entity to perform these functions or perform them ourselves.

     Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

     If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If any debt securities are redeemable and we redeem less than all those debt securities, we may stop the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

     If a debt security is issued as a global security, only the depository will be entitled to transfer and exchange the debt security as described in this section, since it will be the sole holder of the debt security.

PAYMENT MECHANICS

     WHO RECEIVES PAYMENT? If interest is due on a debt security on an interest payment date, we will pay the interest to the person or entity in whose name the debt security is registered at the close of business on the regular record date, discussed below, relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment, or, in the case of a global security, in accordance with the applicable policies of the depository.

     PAYMENTS ON GLOBAL SECURITIES. We will make payments on a global security in accordance with the applicable policies of the depository as in effect from time to time. Under those policies, we will pay directly to the depository, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depository and its participants, as described under "What Is a Global Security?".

     PAYMENTS ON NON-GLOBAL SECURITIES. For a debt security in non-global form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the regular record date. We will make all other payments by check, at the paying agent described below, against surrender of the debt security. We will make all payments by check in next-day funds; for example, funds that become available on the day after the check is cashed.

     Alternatively, if a non-global security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City on the due date. To request wire payment, the holder must give the paying agent appropriate transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, we will make payment only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

     REGULAR RECORD DATES. We will pay interest to the holders listed in the trustee's records as the owners of the debt securities at the close of business on a particular day in advance of each interest payment date. We will pay interest to these holders if they are listed as the owner even if they no longer own the debt security on the interest payment date. That particular day, usually about two weeks in advance of the interest payment date, is called the "regular record date" and will be identified in the prospectus supplement.

     PAYMENT WHEN OFFICES ARE CLOSED. If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the postponed amount from the original due date to the next business day.

     PAYING AGENTS. We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify you of changes in the paying agents.

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS ON THEIR DEBT SECURITIES.

THE TRUSTEE UNDER THE INDENTURE

     SunTrust Bank is the trustee under the indenture. SunTrust is also a lender in our $300 million revolving credit facility.

     The trustee may resign or be removed with respect to one or more series of indenture securities and a successor trustee may be appointed to act with respect to these series.

                          DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, of which 41,018,637 shares were outstanding on December 17, 2001. Each of our shares of common stock is entitled to one vote on all matters voted upon by shareholders. Our shareholders do not have cumulative voting rights. Our issued and outstanding shares of common stock are fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock, and such shares are not entitled to any preemptive rights. Since we are incorporated in both Texas and Virginia, we must comply with the laws of both states when issuing shares of our common stock.

     Holders of our shares of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors from our assets legally available for the payment of dividends and, upon our liquidation, a pro rata share of all of our assets available for distribution to our shareholders.

     Under the provisions of some of our debt agreements, we have agreed to restrictions on the payment of cash dividends. Under these restrictions, our cumulative cash dividends paid after December 31, 1988 may not exceed the sum of our and our Subsidiaries' accumulated consolidated net income for periods after December 31, 1988, plus approximately $15.0 million. As of September 30, 2001, approximately $56.7 million was available for the declaration of dividends.

     The registrar and transfer agent for our common stock is EquiServe Trust Company, N.A.

     Some provisions of our restated articles of incorporation and bylaws may be deemed to have an "anti-takeover" effect. The following description of these provisions is only a summary, and we refer you to our restated articles of incorporation and bylaws for more information since their terms affect your rights as a shareholder.

     CLASSIFICATION OF THE BOARD. Our board of directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. There are currently 12 directors serving on the board. Each class of directors serves a three-year term. At each annual meeting of our shareholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our restated articles of incorporation prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of shareholders.

     The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

     REMOVAL OF DIRECTORS. Our restated articles of incorporation and bylaws also provide that our directors may be removed only for cause and upon the affirmative vote of the holders of at least 75% of the shares then entitled to vote at an election of directors.

     FAIR PRICE PROVISIONS. Article VII of our restated articles of incorporation provides certain "Fair Price Provisions" for our shareholders. Under Article VII, a merger, consolidation, sale of assets, share exchange, recapitalization or other similar transaction, between us or a company controlled by or under common control with us and any individual, corporation or other entity which owns or controls 10% or more of our voting capital stock, would be required to satisfy the condition that the aggregate consideration per share to be received in the transaction for each class of our voting capital stock be at least equal to the highest per share price, or equivalent price for any different classes or series of stock, paid by the 10% shareholder in acquiring any of its holdings of our stock. If a proposed transaction with a 10% shareholder does not meet this condition, then the transaction must be approved by the holders of at least 75% of the outstanding shares of voting capital stock held by our shareholders other than the 10% shareholder unless a majority of the directors who were members of our board immediately prior to the time the 10% shareholder involved in the proposed transaction became a 10% shareholder have either:

     - expressly approved in advance the acquisition of the outstanding shares of our voting capital stock that caused the 10% shareholder to become a 10% shareholder; or

     - approved the transaction either in advance of or subsequent to the 10% shareholder becoming a 10% shareholder.

     The provisions of Article VII may not be amended, altered, changed, or repealed except by the affirmative vote of at least 75% of the votes entitled to be cast thereon at a meeting of our shareholders duly called for consideration of such amendment, alteration, change, or repeal. In addition, if there is a 10% shareholder, such action must also be approved by the affirmative vote of at least 75% of the outstanding shares of our voting capital stock held by the shareholders other than the 10% shareholder.

     SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in our bylaws.

     Shareholder proposals must be submitted to our corporate secretary at least 60 days, but not more than 85 days, before the annual meeting. The notice must include a description of the proposal, the shareholder's name and address and the number of shares held, and all other information which would be required to be included in a proxy statement filed with the SEC if the shareholder were a participant in a solicitation subject to the SEC proxy rules. To be included in our proxy statement for an annual meeting, we must receive the proposal at least 120 days prior to the anniversary of the date we mailed the proxy statement for the prior year's annual meeting.

     To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days, but not more than 85 days, before a scheduled meeting. The notice must include the name and address of the shareholder and of the shareholder's nominee, the number of shares held by the shareholder, a representation that the shareholder is a holder of record of common stock entitled to vote at the meeting, and that the shareholder intends to appear in person or by proxy to nominate the persons specified in the notice, a description of any arrangements between the shareholder and the shareholder's nominee, information about the shareholder's nominee required by the SEC, and the written consent of the shareholder's nominee to serve as a director.

     Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

     SHAREHOLDER RIGHTS PLAN. On November 12, 1997, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to shareholders of record at the close of business on May 10, 1998. Each right entitles the registered holder to purchase from us one share of our common stock at a purchase price of $80 per share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and EquiServe Trust Company, N.A., as rights agent.

     Subject to exceptions specified in the rights agreement, the rights will separate from our common stock and a distribution date will occur upon the earlier of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or specified inadvertent actions by institutional or other shareholders;

     - ten business days, or such later date as our board of directors shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group having acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock; or

     - ten business days after our board of directors shall declare any person to be an adverse person within the meaning of the rights plan.

     The rights expire at 5:00 P.M., Boston, Massachusetts time on May 10, 2008, unless extended prior thereto by our board or earlier if redeemed by us.

     The rights will not have any voting rights. The exercise price payable and the number of shares of our common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We issue rights when we issue our common stock until the rights have separated from the common stock. After the rights have separated from the common stock, we may issue additional rights if the board of directors deems such issuance to be necessary or appropriate.

     The rights have anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our board of directors except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because, prior to the time that the rights become exercisable or transferable, we can redeem the rights at $.01 per right.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus and a prospectus supplement as follows:

     - through agents;

     - to or through underwriters; or

     - directly to other purchasers.

     We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

     We, directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions. These transactions may be:

     - at a fixed public offering price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to the prevailing market prices; or

     - at negotiated prices.

     In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933.

     We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

     Underwriters, dealers and agents or their affiliates may engage in transactions with us or perform services for us.

     If we indicate in the prospectus supplement relating to a particular series or issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions that we specify in the prospectus supplement, and we will specify in the prospectus supplement the commission payable for solicitation of these contracts.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams, Richmond, Virginia, have each rendered an opinion with respect to the validity of the securities being offered by this prospectus. We filed these opinions as exhibits to the registration statement of which this prospectus is a part. Shearman & Sterling, New York, New York, will pass upon certain matters related to the securities being offered by this prospectus for any underwriters, dealers or agents.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2001, as set forth in their report dated November 2, 2001, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at the following locations of the SEC:

Judiciary Plaza, Room 1024     The Woolworth Building          Citicorp Center
450 Fifth Street, N.W. Street  233 Broadway                    500 West Madison Street
Washington, D.C. 20549         New York, NY 10279              Suite 1400
                                                               Chicago, Illinois 60661

     You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     Our common stock is listed on the New York Stock Exchange and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that is subsequently filed with the SEC automatically updates and supercedes the previously filed information. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or subsequently filed document.

     This prospectus incorporates by reference our Annual Report on Form 10-K for the fiscal year ended September 30, 2001, which we have previously filed with the SEC and which is not included in or delivered with this document. It contains important information about our company and its financial condition.

     We also incorporate by reference any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than information furnished under Item 9), as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                            ATMOS ENERGY CORPORATION
                           1800 Three Lincoln Centre
                                5430 LBJ Freeway
                              Dallas, Texas 75240
                          Attention: Louis P. Gregory
                                 (972) 934-9227

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                                4,000,000 SHARES

                           (ATMOS ENERGY CORP. LOGO)

                            ATMOS ENERGY CORPORATION

                                  COMMON STOCK

              ---------------------------------------------------

                             PROSPECTUS SUPPLEMENT

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                              MERRILL LYNCH & CO.

                              UBS INVESTMENT BANK

                           A.G. EDWARDS & SONS, INC.

                          EDWARD D. JONES & CO., L.P.

                                 JUNE 18, 2003
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